FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Hann, Daniel P.                          BIOMET, INC.                             ###-##-####         01-15-2003         01-15-2003
                                         BMET
1814 W. Hobart Court
Warsaw, IN 46580

6. Relationship of Reporting Person to Issuer (Check all applicable)

_Director   _10% Owner    _Officer (give title below)  _Other (specify below)
X                         X
                          Senior V.P., General
                          Counsel & Secretary
7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock         01-14-2003   S                  2,370 D        $30.07                  D

Common Stock         01-14-2003   F                  1,015 D        $30.00                  D

Common Stock         01-14-2003   M                  7,032 A       $4.3333                  D

Common Stock         01-14-2003   F                    866 D        $30.00                  D

Common Stock         01-14-2003   M                  4,500 A       $5.7777                  D

Common Stock         01-14-2003   F                  1,451 D        $30.00                  D

Common Stock         01-14-2003   M                  5,637 A       $7.7222           78,813 D

Common Stock                                                                          2,418 I         Biomet 401(k)

Common Stock                                                                         10,278 I         Bmet Employee Stock Bonus Plan

Common Stock                                                                          1,340 I         children

Common Stock                                                                          2,243 I         Spouse

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Employee Stck Option $4.3333  01-14   M                7,032 07-21 07-20 Common Stock     7,032                 D
                              -2003                          -2001 -2003

Employee Stck Option $5.7777  01-14   M                4,500 06-11 06-10 Common Stock     4,500                 D
                              -2003                          -2001 -2003

Employee Stck Option $7.7222  01-14   M                5,637 06-09 06-08 Common Stock     9,000         52,863  D
                              -2003                          -2001 -2003

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Explanation of responses:

Note:

             On January 15, 2003 the reporting person filed a Form 4


             reporting the acquisition of 3,363 and 4,500 shares,


             respectively, pursuant to the exercise of stock options,


             that did not in fact occur.  As of January 15, 2003, the


             reporting person directly owned only 78,813 shares of


             common stock.


          a. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

Signature of Reporting Person:
         /s/Daniel P. Hann
         --------------------------------------------------
         Daniel P. Hann